UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

(Amendment No.  )

Under the Securities Exchange Act of 1934

VISTA OUTDOOR INC.

(Name of Issuer)

Common Stock, par value $0.01 per share

(Title of Class of Securities)

928377100

(CUSIP Number)

Colt CZ Group SE

Attn: Josef Adam

náměstí Republiky 2090/3a

Nové Město, 110 00 Praha 1, Czech Republic

420602552479

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

Copies to:

Stuart Rogers

Alston & Bird LLP

90 Park Avenue

New York, New York 10016

October 16, 2023

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

*

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

1.	Name of Reporting Person Colt CZ Group SE
2.	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☒
3.	SEC Use Only
4.	Source of Funds (See Instructions) WC
5.	Check if Disclosure of Legal Proceeding Is Required Pursuant to Items 2(d) or 2(e) ¨
6.	Citizenship or Place of Organization Czech Republic

Number of Shares Beneficially Owned By Each Reporting Person with	7.	Sole Voting Power 0
	8.	Shared Voting Power 1,373,186
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 1,373,186

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 1,373,186
12.	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares
13.	Percent of Class Represented by Amount in Row (11) 2.4% (1)
14.	Type of Reporting Person CO, HC

(1)	Percentage based upon 58,004,682 shares of the Issuer’s common stock outstanding as of July 24, 2023, according to the Issuer’s Quarterly Report on Form 10-Q filed on July 27, 2023.

1.	Name of Reporting Person Česká zbrojovka Partners SE
2.	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☒
3.	SEC Use Only
4.	Source of Funds (See Instructions) AF
5.	Check if Disclosure of Legal Proceeding Is Required Pursuant to Items 2(d) or 2(e) ¨
6.	Citizenship or Place of Organization Czech Republic

Number of Shares Beneficially Owned By Each Reporting Person with	7.	Sole Voting Power 0
	8.	Shared Voting Power 1,373,186
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 1,373,186

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 1,373,186
12.	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares
13.	Percent of Class Represented by Amount in Row (11) 2.4% (1)
14.	Type of Reporting Person HC, CO

(1)	Percentage based upon 58,004,682 shares of the Issuer’s common stock outstanding as of July 24, 2023, according to the Issuer’s Quarterly Report on Form 10-Q filed on July 27, 2023.

1.	Name of Reporting Person Leima Equity Two a.s.
2.	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☒
3.	SEC Use Only
4.	Source of Funds (See Instructions) WC
5.	Check if Disclosure of Legal Proceeding Is Required Pursuant to Items 2(d) or 2(e) ¨
6.	Citizenship or Place of Organization Czech Republic

Number of Shares Beneficially Owned By Each Reporting Person with	7.	Sole Voting Power 0
	8.	Shared Voting Power 1,387,887
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 1,387,887

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 1,387,887
12.	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares
13.	Percent of Class Represented by Amount in Row (11) 2.4% (1)
14.	Type of Reporting Person CO

(1)	Percentage based upon 58,004,682 shares of the Issuer’s common stock outstanding as of July 24, 2023, according to the Issuer’s Quarterly Report on Form 10-Q filed on July 27, 2023.

1.	Name of Reporting Person René Holeček
2.	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☒
3.	SEC Use Only
4.	Source of Funds (See Instructions) PF, AF
5.	Check if Disclosure of Legal Proceeding Is Required Pursuant to Items 2(d) or 2(e) ¨
6.	Citizenship or Place of Organization Czech Republic

Number of Shares Beneficially Owned By Each Reporting Person with	7.	Sole Voting Power 520,000
	8.	Shared Voting Power 2,761,073
	9.	Sole Dispositive Power 520,000
	10.	Shared Dispositive Power 2,761,073

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 3,281,073
12.	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares
13.	Percent of Class Represented by Amount in Row (11) 5.7% (1)
14.	Type of Reporting Person IN

(1)	Percentage based upon 58,004,682 shares of the Issuer’s common stock outstanding as of July 24, 2023, according to the Issuer’s Quarterly Report on Form 10-Q filed on July 27, 2023.

1.	Name of Reporting Person Jan Drahota
2.	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☒
3.	SEC Use Only
4.	Source of Funds (See Instructions) PF, AF
5.	Check if Disclosure of Legal Proceeding Is Required Pursuant to Items 2(d) or 2(e) ¨
6.	Citizenship or Place of Organization Czech Republic

Number of Shares Beneficially Owned By Each Reporting Person with	7.	Sole Voting Power 50,000
	8.	Shared Voting Power 1,373,186
	9.	Sole Dispositive Power 50,000
	10.	Shared Dispositive Power 1,373,186

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 1,423,186
12.	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares
13.	Percent of Class Represented by Amount in Row (11) 2.5% (1)
14.	Type of Reporting Person IN

(1)	Percentage based upon 58,004,682 shares of the Issuer’s common stock outstanding as of July 24, 2023, according to the Issuer’s Quarterly Report on Form 10-Q filed on July 27, 2023.

Item 1. Security and Issuer

This statement on Schedule 13D relates to shares of common stock, par value $0.01 (the “Common Stock”), of Vista Outdoor Inc., a Delaware corporation (the “Issuer”), having its principal executive offices at 1 Vista Way, Anoka, Minnesota 55303.

Item 2. Identity and Background

This statement on Schedule 13D is filed by (i) Colt CZ Group SE, a joint stock company organized under the laws of the Czech Republic (“Colt CZ”), (ii) Leima Equity Two a.s., a joint stock company organized under the laws of the Czech Republic (“Leima”), (iii) Česká zbrojovka Partners SE, a joint stock company organized under the laws of the Czech Republic (“CZP”), (iv) Jan Drahota, a citizen of the Czech Republic, and (v) René Holeček, a citizen of the Czech Republic (the foregoing, collectively, the “Reporting Persons”) and is being filed jointly by the Reporting Persons pursuant to Rule 13d-1(k) under the Securities Exchange Act of 1934, as amended.

The principal business address of Colt CZ and Mr. Drahota is náměstí Republiky 2090/3a, 110 00 Praha 1, Czech Republic. The principal business address of Mr. Holeček, CZP and Leima is Opletalova 1284/37, Nové Město, 110 00 Praha 1, Czech Republic.

Colt CZ is a holding company with subsidiaries that are engaged in manufacturing and sale of firearms and tactical accessories for military and law enforcement, personal defense, hunting, sport shooting, and other commercial uses. Mr. Drahota is the chief executive officer and chairman of the board of Colt CZ. Mr. Holeček is a vice chairman of the supervisory board of Colt CZ. CZP is an entity formed for the purpose of making and holding investments and is the majority owner of Colt CZ. Leima is an entity formed for the purpose of making and holding investments. Both CZP and Liema are controlled by René Holeček.

By virtue of these relationships and pursuant to the SEC’s beneficial ownership rules, the Reporting Persons may be deemed to be members of a group.

During the five years prior to the date hereof, no Reporting Person, nor, to the knowledge of any Reporting Person, any of the Persons in Schedule A, has been convicted in a criminal proceeding or has been a party to a civil proceeding ending in a judgment, decree, or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Set forth on Schedule A, and incorporated herein by reference, is the (a) name, (b) business address, (c) present principal occupation or employment and (d) citizenship, of each executive officer and director of each of Colt CZ, Leima and CZP.

Item 3. Source and Amount of Funds or Other Consideration.

Colt CZ and Leima purchased the shares owned directly by each of them with working capital. Mr. Drahota and Mr. Holeček purchased the shares owned directly by each of them with personal funds. The shares of Common Stock reported herein were purchased for an aggregate purchase price of $90,839,210.68.

Item 4. Purpose of Transaction.

The Reporting Persons acquired the Common Stock for investment purposes.

The Reporting Persons may engage in discussions with members of management and the Board, other current or prospective stockholders, industry analysts, investment and financing professionals, equity and debt financing sources and other third parties regarding a variety of matters relating to the Issuer, which may include, among other things, potential strategic combinations or other strategic alternatives involving or relating to the Issuer, the Issuer’s business, management, capital structure and allocation, corporate governance, board composition, and strategic direction and suggestions for improving the Issuer’s financial and/or operational performance, and may take other steps seeking to bring about changes to increase stockholder value as well as pursue other plans or proposals that relate to or could result in any of the matters set forth in clauses (a)-(j) of Item 4 of Schedule 13D.

The Reporting Persons intend to review their investment in the Issuer on a continuing basis. Depending on various factors, including, without limitation, the outcome of any discussions referenced above, the Issuer’s financial position, results and investment strategy, actions taken by the Issuer’s management and the Board, the price levels of the Common Stock, other investment opportunities available to the Reporting Persons, conditions in the securities markets and general economic and industry conditions, the Reporting Persons may in the future take such actions with respect to its investment in the Issuer as it deems appropriate, including, without limitation, acquiring additional Common Stock and/or other equity, debt, notes, instruments or other securities of the Issuer (collectively, “Securities”) or disposing of some or all of the Securities, engaging in short selling of or any hedging or similar transaction with respect to the Securities, including swaps and other derivative instruments, and/or otherwise changing its intention with respect to any and all matters referred to in this Item 4.

The information set forth in this Item 4 is subject to change or update from time to time, and there can be no assurances that the Reporting Persons will or will not exercise or take, or cause to be exercised or taken, any of the arrangements, transactions or other actions described above or actions similar thereto.

Item 5. Interest in Securities of the Issuer.

All percentages are based upon 58,004,682 shares of the Issuer’s Common Stock outstanding as of July 24, 2023, according to the Issuer’s Quarterly Report on Form 10-Q filed on July 27, 2023.

(a) The Reporting Persons beneficially own in the aggregate 3,331,073 shares of Common Stock which represents 5.7% of the outstanding Common Stock.

(b) With respect to any rights or powers to vote, or to direct the vote of, or to dispose of, or direct the disposition of, the Common Stock owned by the Reporting Persons:

(i) sole power to vote or to direct the vote:

Mr. Holeček has sole power to vote or direct the vote of the 520,000 shares of Common Stock he beneficially owns. Mr. Drahota has sole power to vote or direct the vote of the 50,000 shares of Common Stock he beneficially owns.

(ii) shared power to vote or to direct the vote:

Colt CZ, CZP, Mr. Holeček and Mr. Drahota have shared power to vote or direct the vote of the 1,373,186 shares of Common Stock that are owned by Colt CZ and over which they may be deemed to have beneficial ownership. Mr. Holeček and Leima have shared power to vote or direct the vote of the 1,387,887 shares of Common Stock that are owned by Leima and over which Mr. Holeček may be deemed to have beneficial ownership.

(iii) sole power to dispose or to direct the disposition:

Mr. Holeček has sole power to dispose or direct the disposition of the 520,000 shares of Common Stock he beneficially owns. Mr. Drahota has sole power to dispose or direct the disposition of the 50,000 shares of Common Stock he beneficially owns.

(iv) shared power to dispose or to direct the disposition:

Colt CZ, CZP, Mr. Holeček and Mr. Drahota have shared power to dispose or direct the disposition of the 1,373,186 shares of Common Stock that are owned by Colt CZ and over which they may be deemed have beneficial ownership. Mr. Holeček and Leima have shared power to dispose or direct the disposition of the 1,387,887 shares of Common Stock that are owned by Leima and over which Mr. Holecek may be deemed to have beneficial ownership.

(c) The following table sets forth all transactions with respect to the Common Stock effected during the past sixty (60) days by any of the Reporting Persons. Except as otherwise noted below, all such transactions were purchases of Common Stock effected in the open market, and the table includes commissions paid in per share prices.

Name of Reporting Person	Date of Transaction	Transaction	Number of Securities	Price Per Share ($)
Mr. Holeček	October 16, 2023	Purchase	157,660	$24.99	(1)
Mr. Holeček	October 17, 2023	Purchase	82,340	$24.60	(2)
Mr. Holeček	October 18, 2023	Purchase	61,704	$24.52	(3)
Mr. Holeček	October 19, 2023	Purchase	87,771	$24.50
Mr. Holeček	October 20, 2023	Purchase	50,428	$24.36	(4)
Mr. Holeček	October 23, 2023	Purchase	80,097	$24.15	(5)

(1)	Reflects the average purchase price. The range of prices for such transaction is $24.68 to $25.50.
(2)	Reflects the average purchase price. The range of prices for such transaction is $24.40 to $24.80.
(3)	Reflects the average purchase price. The range of prices for such transaction is $24.25 to $24.70.
(4)	Reflects the average purchase price. The range of prices for such transaction is $24.25 to $24.45.
(5)	Reflects the average purchase price. The range of prices for such transaction is $23.99 to $24.25.

(d) No persons other than the Reporting Persons are known to have the right to receive, or the power to direct the receipt of dividends from, or proceeds from the sale of, the shares of Common Stock.

(e) Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

Except as otherwise described herein, there are no contracts, arrangements, understandings or relationships (legal or otherwise) among the persons named in Item 2 and between such persons and any person with respect to any securities of the Issuer, including, but not limited to, transfer or voting of any of the securities, finder’s fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies.

Item 7. Materials to be Filed as Exhibits.

99.1	Joint Filing Agreement, dated October 25, 2023, among the Reporting Persons.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete, and correct.

Date: October 25, 2023

COLT CZ GROUP SE

/s/ Jan Drahota
Name: Jan Drahota
Title: Chairman of the Board of Directors

/s/ Josef Adam
Name: Josef Adam
Title: Vice-Chairman of the Board of Directors

LEIMA EQUITY TWO A.S.

/s/ Tomáš Stoszek
Name: Tomáš Stoszek
Title: Director

ČESKÁ ZBROJOVKA PARTNERS SE

/s/ Hana Balounová
Name: Hana Balounová
Title: Chairman of the Board of Directors

/s/ René Holeček
René Holeček

/s/ Jan Drahota
Jan Drahota

SCHEDULE A

COLT CZ GROUP SE

The principal business address of each individual listed below is náměstí Republiky 2090/3a, Nové Město, 110 00 Praha 1, Czech Republic.

Name and Position of Officer or Director	Principal Occupation or Employment	Citizenship
Jan Drahota CEO and Chairman of the Board of Directors	CEO, Colt CZ	Czech Republic

Josef Adam General Counsel and Vice-Chairman of the Board of Directors	General Counsel, Colt CZ	Czech Republic

Jan Holeček Director	Chief Commercial Officer, Colt CZ	Czech Republic

Jan Zajíc Director	CEO and Chairman of the Board of Directors, Česká zbrojovka	Czech Republic

Dennis Veilleux Director	CEO, Colt Holding Company LLC	United States

David Aguilar Chairman of the Supervisory Board	Not applicable	United States

René Holeček Vice-Chairman of the Supervisory Board	Not applicable	Czech Republic

Jana Růžičková Member of Supervisory Board	Not applicable	Czech Republic

Lubomír Kovařík Vice-Chairman of the Supervisory Board	Not applicable	Czech Republic

Vladimír Dlouhý Member of Supervisory Board	Not applicable	Czech Republic

ČESKÁ ZBROJOVKA PARTNERS SE

The principal business address of each individual listed below is Opletalova 1284/37, Nové Město, 110 00 Praha 1, Czech Republic.

Name and Position of Officer or Director	Principal Occupation or Employment	Citizenship
Hana Balounová Chairman of the Board of Directors	Not applicable	Czech Republic

Jana Růžičková Member of the Board of Directors	Not applicable	Czech Republic

René Holeček Member of the Supervisory Board	Not applicable	Czech Republic

LEIMA EQUITY TWO A.S.

The principal business address of the individual listed below is Opletalova 1284/37, Nové Město, 110 00 Praha 1, Czech Republic.

Name and Position of Officer or Director	Principal Occupation or Employment	Citizenship
Tomáš Stoszek Chairman of the Board of Directors	Not applicable	Czech Republic